MANAGEMENT’S DISCUSSION & ANALYSIS – FISCAL 2016

This Management’s Discussion and Analysis (MD&A) was prepared by management as at February 22, 2017, and was reviewed and approved by the Board of Directors on February 22, 2017. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of Nevsun Resources Ltd. and notes thereto for the year ended December 31, 2016. All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated. The information provided herein supplements but does not form part of the financial statements.  This discussion covers the year and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, per litre and per share data.  Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument 43-101 are contained in the Company’s most recently filed Annual Information Form which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

Business of the Company

Nevsun is a leading diversified mid-tier base metals company headquartered in Vancouver, British Columbia, Canada.   Nevsun’s common shares trade on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”. The Company’s three principal assets are its ownership interest in the Timok Project, a high-grade copper-gold development project in Serbia, its Bisha Mine in Eritrea, and its strong balance sheet with approximately $200 million in cash and no debt.

The Timok Project Upper Zone was the key asset acquired as part of the acquisition of Reservoir Minerals Inc. (“Reservoir”) on June 23, 2016. The Company’s primary focus is to bring the Timok Project into production in an expedient, safe and well-designed manner. Key 2017 milestones include the delivery of a pre-feasibility study, obtaining the necessary permits to begin the exploration decline in Q4 2017, and advancing land acquisition and permitting activities in order to rapidly advance production.

The Bisha Mine is a Volcanogenic Massive Sulfide (“VMS”) deposit which has been in production since February 2011. The first phase of the mine included gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the copper phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved in December 2013. Mining copper ore from the supergene phase ceased during Q2 2016. Commissioning of the zinc plant commenced in early June 2016 and commercial production was achieved on October 1, 2016. During the primary phase, the Bisha Mine will produce both zinc and copper in concentrate. The Bisha Mine has an existing reserve of nine years as of December 31, 2015. Additional nearby possible satellite-feed VMS deposits and targets, and a large prospective extension of the existing Bisha mine land package acquired in 2016, all have the potential to extend the existing mine life for many more years.

The Bisha Mine is owned by an Eritrean registered corporation, Bisha Mining Share Company (“BMSC”). Nevsun is a 60% shareholder of BMSC, with the remaining 40% ownership in BMSC owned by the State-owned Eritrean National Mining Corporation (“ENAMCO”). BMSC is governed under the terms of a shareholder agreement between Nevsun and ENAMCO. Under Eritrean mining law, the State of Eritrea initially held a 10% free carried interest in BMSC. In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC. On December 12, 2007, BMSC was granted a 20 year mining license for the Bisha Mine, and on July 6, 2012, a 10 year mining license was granted for the Harena property, where a satellite VMS deposit exists. BMSC acquired additional mineral exploration license areas and holds the two exploration licenses (Tabakin and New Mogoraib) in close proximity to the Bisha Mine. The exploration licenses, which cover 814 square kilometres, include potential satellite VMS deposits of Hambok, Ashelli and Aderat.

The ownership structure of Timok is described below under Acquisition of Reservoir.

2016 annual highlights
  Continued first quartile safety performance at Bisha;
  Completed the acquisition of Reservoir, which included the high-grade copper-gold Timok Project;
  Advanced the Timok Project Upper Zone pre-feasibility study with commencement of a major drilling program and technical studies;
  Completed the acquisition of significant additional exploration licenses in the Bisha District;
  Delivered the Bisha zinc expansion project on time and under budget;
  Successfully commissioned the Bisha zinc expansion circuit, declared commercial production on October 1, 2016, and produced 90.2 million pounds of zinc in concentrate;
  Sold 90,000 gold equivalent ounces from stockpiles;
  Supergene copper production of 55.8 million pounds at a C1 cash cost(1) of $1.04 per payable pound sold;
  Generated earnings per share attributable to Nevsun shareholders of $0.04, and $80 million in operating income; and
  Paid quarterly dividend of $0.04 per share and implemented a dividend reinvestment plan.

(1)  C1 cash cost per pound is a non-GAAP measure – see page 24 of this MD&A for discussion of non-GAAP measures.

	2016	2015	Q4 2016	Q4 2015
Revenues (millions)	$230.7	$356.9	$36.2	$65.4
Operating income (loss) (millions)	80.5	92.7	(4.9)	5.8
Net income (loss) (millions)	31.1	45.9	(8.5)	0.8
Net income (loss) attributable to Nevsun shareholders (millions)	11.4	22.8	(7.4)	(0.7)
Basic earnings (loss) per share attributable to Nevsun shareholders	0.04	0.11	(0.05)	(0.01)
Working capital (millions)	201.1	462.1	201.1	462.1

Copper price realized, per payable pound sold	$2.13	$2.32	$-	$1.98
Zinc price realized, per payable pound sold	1.17	-	1.17	-
C1 cash cost per payable copper pound sold(1)	1.04	1.31	-	1.59
C1 cash cost per payable zinc pound sold(1)	1.06	-	1.06	-
(1)	C1 cash cost per pound is a non-GAAP measure – see page 24 of this MD&A for discussion of non-GAAP measures and page 7 of this MD&A, Cash Costs, for explanation of per-unit costs.

Acquisition of Reservoir Minerals Inc.

On June 23, 2016, the Company completed the acquisition of 100% of the outstanding common shares of Reservoir. The acquisition was completed under a plan of arrangement pursuant to an arrangement agreement dated April 22, 2016, as amended on June 16, 2016 (the “Arrangement Agreement”). Under the terms of the Arrangement Agreement, each issued and outstanding common share and restricted share unit of Reservoir were exchanged for two Nevsun common shares plus CAD$2.00 in cash. The Arrangement Agreement included $135,000 of funding to Reservoir (via a private placement for 19.9% of the issued shares of Reservoir and an unsecured loan).  The $135,000 of funding allowed Reservoir to exercise its right of first offer (“ROFO”) with Freeport-McMoRan Exploration Corp (“Freeport”) on May 3, 2016. After exercising the ROFO, Reservoir had increased its ownership in the Upper Zone of the Timok Project to 100% and in the Lower Zone to 60.4%. Upon completion of the plan of arrangement on June 23, 2016, current Nevsun and Reservoir shareholders own approximately 67% and 33% of the Company, respectively. The total purchase price for the acquisition was $512,554.  Full details of the transaction can be found in Note 6 of the annual consolidated financial statements for the year ended December 31, 2016.

The acquisition of Reservoir and its principal asset, the high-grade Timok Project located in eastern Serbia near the Bor Mining and Smelting complex, is the culmination of a long-term strategic objective of the Company to grow through merger and acquisition (“M&A”) transactions. The transaction fits the Company’s M&A criteria of a transformative, high quality, copper and gold project in a different geography. Based on the Company’s due diligence and long-term commodity price expectations, the transaction is expected to generate a strong return for the Company’s shareholders. Additional benefits of the transaction include significant exploration potential in Serbia and the addition of Freeport and Rio Tinto plc as strategic partners.

The Timok Project is focused on the Cukaru Peki (“Timok”) deposit, which includes the high-grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization). The Upper Zone has an extremely high copper and gold content consisting of 1.7 million tonnes of indicated resources grading 13.5% copper and 10.4 grams per tonne (“g/t”) gold and 35.0 million tonnes of inferred resources grading 2.9% copper and 1.7 g/t gold.

The Timok Project is a joint venture between the Company and Freeport. The Company is the operator of the Timok Project until the occurrence of certain events and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and will sole fund the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study on either the Upper Zone or the Lower Zone, Freeport will increase its ownership in the Lower Zone to 54% and the Company will own 100% of the Upper Zone and 46% of the Lower Zone. The Company and Freeport will be entitled to their pro rata share of the economic benefits of the Lower Zone and the Company will be entitled to 100% of the economic benefits of the Upper Zone. Through December 31, 2016, the Company has incurred $3,035 of Lower Zone work.

BMSC mineral properties acquisition

On June 29, 2016, BMSC acquired additional mineral exploration license areas, increasing its exploration licensed area to 814 square kilometres, from the previous 41 square kilometres. The new exploration area consists of two licenses, the 184 square kilometer Tabakin exploration license, surrounding the existing BMSC mining licenses and 630 square kilometer New Mogoraib exploration license, which combines new and previously relinquished property and the former Mogoraib River license.

The Tabakin exploration license includes the area between the Bisha and Harena mining licenses. BMSC will be permitted to hold the area covered by the Tabakin exploration license for ten years before any partial relinquishments. The New Mogoraib exploration license will be subject to a relinquishment regime for exploration licenses (three years of no relinquishment, followed by two one-year renewals with a 25% annual area reduction beginning after year three).

Nevsun funded its 60% share of these newly acquired exploration licenses by way of a $22,578 reduction in the amount receivable from ENAMCO. As part of this transaction, Nevsun will no longer charge interest on the remaining receivable. This receivable originally arose in 2011 when ENAMCO agreed to a $254,000 purchase price for the acquisition of an additional 30% interest in BMSC.

2017 Objectives
  Maintain top quartile safety performance
  Timok Upper Zone Copper-Gold Project
    Deliver pre-feasibility study in September 2017, with an initial reserve
    Obtain necessary permits and begin decline development in Q4 2017
    Rapidly advance overall project to production in 2021
  Bisha Zinc-Copper Mine
    Produce 200 to 230 million pounds of zinc
    Produce 10 to 20 million pounds of copper
    Monetize 10,000 gold equivalent ounces from stockpiles
  Exploration
    Complete 130,000 metres of budgeted exploration and development drilling
    Update Bisha resource and reserve in Q2 2017 including indicative underground study
  Continue paying quarterly dividend at the new rate of $0.01 per share

Timok Copper-Gold Project

The Company expects to invest $45 million at the Timok Upper Zone Project during 2017. The pre-feasibility study remains on budget and on time for delivery in September 2017. There has been significant progress toward the other key 2017 milestone, commencing the decline in Q4 2017. The Company has completed approximately half of the required decline permitting obligations to-date and will begin the tendering process for the decline construction during Q2 2017. Other key Upper Zone activities, including the Environmental Impact Assessment (“EIA”) and land acquisition, are progressing well. Keeping the Upper Zone on track for production in 2021 is the Company’s top priority.

For Timok Lower Zone porphyry exploration, drilling the planned approximate 60,000 metre, $20 million program continues. Expenditure in 2017 is estimated at $17 million. Freeport-McMoRan, the joint venture partner on the Lower Zone project, continues to work with Nevsun to design and execute the program.

Bisha Zinc-Copper Mine

The Company expects to produce 200 to 230 million pounds of zinc in zinc concentrate and 10 to 20 million pounds of copper in copper concentrate during 2017 by processing 2.4 million tonnes of primary ore with zinc and copper feed grades of 6.0% and 1.0%, respectively. As previously disclosed, Bisha was in Q4 2016 able to produce a bulk concentrate (“bulk con”) in the copper circuit but was unable to consistently produce a saleable copper concentrate. However there has been more recent success in producing a saleable concentrate in early 2017 after various plant modifications and procedural changes, and progressive learnings from the recent geo-metallurgy program over the past 4 to 5 months. While no definitive sustainable solution has been achieved as yet, the ongoing test work by Bisha management and two separate external specialist companies continues to facilitate improvements in the overall approach to processing the variable ore that has been encountered thus far during the primary phase. Progressive improvements in copper concentrate production are expected throughout the year which allows for some upside and Bisha will plan in future years to produce the feasibility levels of copper and zinc concentrates. The Company’s objective remains to achieve 40 to 50 million pounds of annual copper in concentrate production during 2018 and beyond.

During 2017, the Company expects zinc and copper recoveries in both circuits to average 70% and 60% respectively during months where bulk concentrate is being produced in the copper circuit and about 75% each during months when saleable copper concentrate is produced in the copper circuit. The above production guidance assumes a minimum of three months and a maximum of six months of saleable copper concentrate production.

When a saleable copper concentrate is not being produced in the copper circuit, the Company continues to be able to produce bulk con. The bulk con contains zinc grades of between 30-40% and copper grades of between 5-10%. The Company has been able to sell the bulk con at attractive terms despite a modest payable rate for copper of between 25-35% due to the current beneficial zinc market. The concentrate being produced in the zinc circuit contains zinc grades of between 40-50% and copper grades of between 2-5%. The combination of zinc and copper along with low levels of other impurities has made both concentrates very desirable in the current tight zinc concentrates market.

The Company will continue the program of direct shipping its remaining higher grade precious metal ore stockpiles in the first half of 2017. The Company estimates that there remain approximately 30,000 tonnes of these ore stockpiles at grades ranging between 8 to 14 g/t gold and 100 to 400 g/t silver.

The Company estimates C1 cash cost of $0.70 to $0.90 per payable pound of zinc and $0.90 to $1.10 per payable pound of copper on a co-product basis. C1 cash costs determined on a co-product basis require common costs to be allocated to each concentrate. The method to allocate common costs is based on the ratio of payable production volume, multiplied by budgeted metals prices. Until a saleable copper concentrate is consistently produced, the zinc co-product costs will remain high, due to a greater share of the cost allocation.

Direct sales of stockpiled higher grade precious metal ore will not be treated as by-product revenue and have not been included in the calculation of the 2017 cash cost guidance.

The updated geo-metallurgy drilling results from 2016 continue to be analyzed and will be reflected in an updated Mineral Reserves estimate for Bisha which is expected to be released in late Q2 2017. The new associated 43-101 technical report is expected to include an updated Scoping study for potential underground mining at Bisha.

Sustaining capital at Bisha is estimated at $26 million for 2017 including $11 million for a tailings dam lift, $10 million for exploration and continued work on the underground feasibility study.

Exploration Plans

The Company is planning to drill over 130,000 metres during 2017 across three countries. Approximately 90,000 metres will be drilled in Serbia at the Timok Upper Zone, the Timok Lower Zone and Tilva, the latter two which are joint ventures with Freeport-McMoRan and Rio Tinto, respectively. Another 40,000 metres of exploration drilling is planned in Eritrea. Another critical activity to be completed in Eritrea during Q1 2017 is the completion of an airborne geophysical (“VTEM”) survey to identify shallow greenfield targets on the expanded Bisha exploration licenses.

Operating review
Key operating information – Bisha Mine:

	2016	2015	Q4 2016	Q4 2015
Mining
Ore mined, tonnes(1)	3,643,000	3,150,000	670,000	841,000
Waste mined, tonnes	9,367,000	10,654,000	2,445,000	1,952,000
Strip ratio, (using tonnes)	2.6	3.4	3.6	2.3
Processing – Supergene Ore
Ore milled tonnes(2)	1,055,000	1,929,000	-	574,000
Copper feed grade, %	2.8	3.9	-	3.1
Recovery, % of copper	85.2	82.6	-	84.1
Copper concentrate grade, %	22.2	23.6	-	22.4
Copper in concentrate produced, millions of pounds	55.8	135.9	-	33.0
Copper in concentrate produced, tonnes	25,300	61,600	-	14,900
Payable copper in concentrate sold, millions of pounds(2)	58.6	138.5	-	26.7
Payable copper in concentrate sold, tonnes(2)	26,500	62,800	-	12,100
Payable gold in concentrate sold, ounces	10,700	24,200	-	5,300
Payable silver in concentrate sold, ounces	425,000	1,251,000	-	189,000
Processing – Primary Ore
Ore milled, tonnes	1,223,000	-	579,000	-
Zinc feed grade, %	5.7	-	5.7	-
Copper feed grade, %	0.9	-	0.8	-
Recovery, % of zinc (3)	58.8	-	63.6	-
Zinc concentrate grade, %	40.0	-	38.8	-
Zinc in concentrate produced, millions of pounds(4)(5)	90.2	-	46.5	-
Zinc in concentrate produced, tonnes(4)(5)	40,900	-	21,100	-
Payable zinc in concentrate sold, millions of pounds(6)	56.4	-	35.2	-
Payable zinc in concentrate sold, tonnes(6)	25,600	-	16,000	-
(1)	Ore tonnes mined for the year ended December 31, 2016 included no oxide ore (2015 – 240,000), 902,000 tonnes of supergene ore (2015 – 2,064,000) and 2,741,000 tonnes of primary ore (2015 – 846,000).
(2)	The supergene phase of the Bisha mine ceased on June 2, 2016.
(3)	This represents the overall combined zinc recovery from both the copper and zinc flotation circuits. Copper recovery for both circuits averaged 41.2% in Q3 2016 and 60.7% in Q4 2016.
(4)	The Company as of yet has not been able to produce a commercially saleable copper concentrate due to metallurgical challenges when processing variable primary ore. The by-product revenues from copper, gold and silver in the zinc concentrates have not been material during 2016.
(5)	The zinc in concentrate inventory at December 31, 2016 was approximately 20.4 million pounds.
(6)	Of the 56.4 million pounds (25,600 tonnes) of payable zinc in concentrate sold in 2016, 22.6 million pounds (10,200 tonnes) consisted of commercial-stage zinc production, all of which took place in Q4 2016.

Results of operations for the year ended December 31, 2016

Operating income

The Company generated operating income of $80.5 million in 2016, a 13% decrease from operating income of $92.7 million generated in 2015. Despite the Company being in the pre-commercial production phase of the zinc expansion plant for four months during 2016, the Company generated substantial operating income of $53.4 million from the sales of direct shipped ore (“DSO”) containing approximately 90,000 gold equivalent ounces, and $36.4 million from sales of copper concentrate from supergene ore. Production and sales of zinc concentrate from primary ore led to an operating loss of $5.3 million during the fourth quarter. Operating income in 2016 was also negatively impacted by a $1.9 million provision recorded against materials and supplies inventory, and a $2.1 million provision recorded against ore stockpiles whose book value exceeded its net realizable value. Operating income in 2015 of $92.7 million was comprised of $83.8 million generated from the sales of copper concentrate from supergene ore and $16.9 million generated from sales of DSO. These contributions to operating income were offset by an obsolescence provision of $5.3 million recorded against materials and supplies inventory, and a provision of $2.7 million recorded against ore stockpiles.

Production and sales

The Company produced 55.8 million pounds of copper in concentrate through the processing of supergene ore in 2016 by milling 1,055,000 tonnes of ore averaging 2.8% copper and recovery of 85.2%. The processing of supergene ore ceased in June 2016, at which time the Company began the commissioning of the zinc expansion plant and processing of primary ore. In 2015, 135.9 million pounds of copper in concentrate were produced by processing 1,929,000 tonnes of supergene ore averaging 3.9% copper and recovery of 82.6%. The processing of supergene ore in 2015 spanned the full year.

The Company produced 90.2 million pounds of zinc in concentrate through the processing of primary ore in 2016 by milling 1,223,000 tonnes of ore averaging 5.7% zinc. From the start of commissioning in June 2016 through the end of the year, the Company saw continual improvement in the overall zinc recovery percentage and the overall zinc concentrate grade, which averaged 58.8% and 40.0% for 2016, respectively. Based on the performance during the month of September, the Company declared that the zinc plant had achieved commercial production for accounting purposes on October 1, 2016 as the plant was operating in the manner intended by management as at that date. A modification to the mine production schedule to allow for accelerated access to primary ore in the Bisha main pit for the second half of 2016 was made during Q2 2016 which led to a lower strip ratio for 2016. The strip ratio increased to 3.6 during the latter half of the year, which is in line with the modified mine plan targeting primary ore. The Company expects that most of Bisha mine’s current fleet of mobile equipment will be able to meet the increased demand in material movement in the mine’s revised mine plan for future years.

Cash costs

Supergene cash costs per payable copper pound sold for 2016 were $1.04 as compared to $1.31 in 2015. Operating and selling costs per payable pound sold of $1.23 in 2016 were lower than 2015, where operating and selling costs were $1.45 per payable pound sold. Treatment and refining charges during 2016 were lower by $0.03 per pound or 9% as compared to 2015. The decrease in C1 cash cost per payable pound sold in 2016 is largely the result of a low strip ratio, ongoing cost cutting and containment efforts, and lower fuel prices combined with higher mill throughput. The input price for fuel in 2016 was $0.49 per litre versus $0.74 per litre in 2015.

Offsetting lower operating costs for 2016 were lower by-product revenue credits of $0.34 per payable pound sold, which were $0.11 or 24% less than those in 2015. In 2015, by-product revenue benefitted from a one-time sale of precious metals concentrate which contributed $11,833, net of treatment and refining charges and operating selling expenses, to the reduction of C1 cash costs.

C1 cash costs per payable zinc pound in zinc concentrate sold for 2016 were $1.06. These cash costs are not reflective of future cash costs as the Company experimented significantly with ore blend, residence time and reagent mix throughout Q4 2016 in connection with the efforts to improve the production of copper concentrate in the copper circuit. The Company expects cash costs per payable zinc pound sold to improve in 2017 primarily through higher sustained zinc recovery rates and on the expectation of copper concentrate production. In months where copper concentrate is produced, cash costs are allocated to both copper and zinc pounds, whereas in months with no copper production, cash costs are allocated entirely to zinc.

Stockpiled materials

At the end of the year, there were four distinct types of stockpiled material – 2,500,000 tonnes of primary ore, inclusive of boundary layer material, 40,000 tonnes of supergene ore, 130,000 tonnes of oxide ore, and 400,000 tonnes of pyrite sand material.

The 2,500,000 tonnes of primary ore include an estimated 2,300,000 tonnes of boundary layer material. The boundary layer material had been intended to be either processed in a blended manner with in-pit fresher primary ore through both the existing copper flotation plant followed by the new zinc flotation plant, and/or processed via an alternative method based on future planned boundary material processing studies commencing later this year. The Company has decided to segregate and stockpile all boundary primary material for future processing pending these technical investigations.

The Company continues to find discreet but smaller zones of supergene ore. The Company intends to stockpile all supergene ore until such time that there is a sufficient amount to undertake a specific campaign of processing supergene ore through the plant (ideally one to two months of production).

The stockpiled oxide ore consists of 30,000 tonnes of material containing high grades of gold and silver which is expected to be monetized in the first half of 2017. The remaining 100,000 tonnes of oxide ore is expected to be processed at the end of the mine life through a re-commissioning of the existing carbon-in-leach plant.

The pyrite sand material consists of approximately 10,000 tonnes of high grade material, and 390,000 tonnes of lower grade material. Further study is required to determine the most economic method of monetizing the lower grade stockpiled pyrite sand.

The composition of stockpiled materials as at December 31, 2016 is as follows:
	Total	Current	Non-current
Primary ore	2,500,000	200,000	2,300,000
Supergene ore	40,000	-	40,000
Oxide ore	130,000	30,000	100,000
Pyrite sand ore	400,000	-	400,000

Exploration

Bisha and Harena

The sustainability and growth of the Bisha operation is dependent on finding extensions to the known deposits and discovering new deposits that could ultimately be processed at the Bisha facilities. In June 2016, BMSC increased its exploration holdings in the immediate Bisha mine area from 41 square kilometres to 814 square kilometres with improved time frames before legislated area reduction requirements begin. Greater access to additional high-priority targets and increased time to evaluate results is a key element to the Company’s organic growth strategy to deliver shareholder value through exploration.

For 2016, a total of 44,210 metres were completed property wide in 91 holes. 43 holes (20,595 metres) were drilled at Bisha (21 within the pit and 22 outside of the pit), 36 holes (15,645 metres) were completed on the Mogoraib River license (28 Asheli, 5 Shabyt, 2 Railway, 1 Bisha Village), 8 holes were drilled at Harena (6,080 metres) and 4 holes (1,890 metres) were completed on the Tabakin license.

During Q4 2016, the Company spent $2,718 to fund 8,452 metres of exploration diamond drilling (19 holes), ground and borehole geophysical surveying and other geological work. Areas of focus were to the immediate south of the Bisha main pit, the Harena deposit and the Mogoraib River License at Asheli, Shabyt, Railway and the Bisha Village.  Planning and permitting was finalized for a VTEM survey which began in February 2017 over all the new exploration ground that has not previously been surveyed.

In the immediate Bisha Main deposit area, a total of 5 holes (1,780 metres) were completed in Q4 2016, evaluating potential sites for future waste rock dumps and on the newly acquired Tabakin license immediately to the south of Bisha, where one hole (421 metres) was completed. At Harena, 2,257 metres of drilling was competed in 3 holes. This drilling was focused on continuing to define the down dip extension of the deposit which remains open. On the Mogoraib River license, a total of 10 holes (3,994 metres) were completed. Drilling was concluded at the Shabyt target and additional drilling was completed at the Asheli deposit. A maiden resource for Asheli is expected to be included in the annual resource update scheduled to be released in Q2 2017. Targets on new ground acquired in Q2 at the Railway prospect and at the Bisha Village were also drilled.

Timok Project

In Q4 2016, the in-fill drilling program continued targeting the Upper Zone at Cukaru Peki. This drilling is designed to increase the confidence of the mineral resource as part of the ongoing pre-feasibility study. A total of 12,247 metres of drilling has been completed in 21 holes to-date, as part of a 30,000 metre in-fill drill program. In addition, 4,581 metres of drilling in 12 holes has been completed to test areas of proposed portal access, tailings facilities and other geotechnical sites.

Drilling also continued in the Lower Zone in part, to fulfill an obligation to Freeport. A total of 7,090 metres have been completed in 5 other holes as part of the $20 million, approximate 60,000 metre commitment.

Other Rakita Properties

Drilling was also conducted on the Jasikovo – Durlan Potok (1,712 metres in 3 holes) and Leskovo – Jasikovo (1,391 metres in 3 holes) exploration properties.

Tilva (100% Rio Tinto Funded)

Rio Tinto provided funding for the drilling of 2 holes (2,094 metres) on the Tilva Njagra property and 2 holes (2,683 metres) on the Coka Kupjatra property, as well as geological, geophysical and geochemical surveys. These properties are subject to an earn-in agreement with Rio Tinto.

Balkan Exploration and Mining

Drilling took place at the Bobija project with 950 metres in 11 holes.

Timok Project update

Since closing the Reservoir acquisition on June 23, 2016, the Company has been ramping up the Upper Zone PFS work. The PFS-related activities are moving forward quickly with a target completion of September 2017. Subject to successful submissions and in-country approvals, an exploration decline to access the Upper Zone is planned to begin in Q4 2017. The Company plans to commence this decline as early as possible to fast track a Feasibility Study (“FS”) while ensuring timely receipt of mining permits. The Company estimates expenditures of $45 million for all Upper Zone related activities through the end of 2017. The Upper Zone PFS program, since July 2016, has completed 16,935 metres of drilling with a further 17,587 metres of drilling designed to upgrade the existing mineral resource and 16,695 metres designed for technical work which includes geotechnical, tailings management, and hydrology and metallurgical studies.

In addition, the Company has continued drilling on the Lower Zone deposit. The work program will entail approximately 60,000 metres of drilling through late 2017 into Q1 2018, intended to further define higher grade areas and further expand mineralization. Initial funding of this work is expected to be $20 million. Since July 2016, 7,090 metres of drilling have been completed and two additional drills will soon be mobilized to site. This program is being designed and executed by the Company in conjunction with its joint venture partner Freeport.

The Company has commenced a land acquisition program and started its planning for a social and environmental impact assessment.

Reserves and resources

The Company is currently working on updating the mineral resource and reserve for Bisha and anticipates publishing the results along with an updated Bisha technical report in late Q2 2017. The Company anticipates publishing a Timok pre-feasibility study in September 2017 with an updated mineral resource and reserve.

Corporate Social Responsibility

The Company plans to issue its 2016 annual CSR report in April 2017. On May 26, 2016, the Company issued its 2015 CSR report which can be found on the Company’s website at: http://nevsuncsr.com/home/reporting/. The Company continues with its transparent approach to operations and contributions to the communities and reporting of funds paid to the State of Eritrea in the form of taxes and royalties.

Dividends

The Company declared on December 9, 2016, the fourth quarterly dividend of 2016 of $0.04 per share which totaled $12,053. Dividends declared in 2016 total $40,060, a sixth consecutive year of increased dividend declarations (2015 – $31,959; 2014 – $28,928; 2013 – $27,873; 2012 – $19,947; 2011 – $15,948) since the start of commercial production at the Bisha Mine in early 2011.

In September 2016, the Company implemented a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. Approximately 13% of common shareholders elected to participate in the DRIP for the Q3 2016 dividend.  Accordingly, the Company paid dividends of $10,476 in cash and $1,590 in common shares (564,044 shares) in October 2016. Approximately 12% of common shareholders elected to participate in the DRIP for the Q4 2016 dividend. Accordingly, the Company paid dividends of $10,562 in cash and $1,537 in common shares (465,369 shares) in January 2017.

Results of operations for the fourth quarter 2016

Results from operations for both Q3 and Q4 were unusual as the Bisha Mine zinc phase was in the commissioning stage during all of Q3. Production costs during commissioning and all sales of concentrates produced during commissioning were capitalized. Accordingly, neither Q3 nor Q4 were considered normal or fully commercial as product sales in Q4 included inventories produced during the commissioning stage.

Operating income

The Company incurred an operating loss of $4.9 million during Q4 2016 versus $5.8 million of operating income during Q4 2015. The Q4 2016 operating loss was driven by the efforts to resolve the lack of copper concentrate production in the copper circuit, in addition to fewer than planned shipments during Q4 2016. The Company only recognized revenue on 22.6 million payable pounds of zinc and approximately 10,000 gold equivalent ounces during Q4 2016. The Company had approximately 20.4 million pounds of zinc in finished goods at December 31, 2016 (which have been sold in January 2017). There was $3.7 million of operating income during Q4 2016 generated from the sales of DSO. This quarterly operating income related to DSO sales was lower than prior quarters as there were fewer gold equivalent ounces sold, as the material sold during Q4 2016 was lower grade than in prior quarters. The Company also recorded a $1.9 million provision for slow-moving materials and supplies inventory and a $2.1 million provision against ore stockpiles whose book value exceeded net realizable value. Q4 2015 operating income of $5.8 million included $10.9 million of sales of DSO, offset by an operating loss incurred on copper sales, largely as a result of intermittent power supply issues which impacted the mill’s operating capacity. Approximately $4.9 million of costs directly attributable to the production and sale of pre-commercial production concentrates were capitalized, net of related sales receipts, to the overall capital cost of the zinc plant.

Production and sales

Since the declaration of commercial production on October 1, 2016, the Bisha Mine produced 46.5 million pounds of zinc in concentrate during Q4 2016 by processing approximately 579,000 tonnes of ore averaging 5.7% zinc. The mine achieved zinc concentrate grades of 38.8% and overall zinc recovery of 63.6%. The Company sold 35.2 million payable pounds of zinc in zinc concentrate, 22.6 million pounds of which were produced after the declaration of commercial production during 2016 and are included in operating income. No comparable statistics for zinc production exist for Q4 2015 as the Company was producing copper in copper concentrate from the processing of supergene ore.

Cash costs

Cash costs per payable zinc pound sold in Q4 2016 were $1.06. The Company has provided guidance for 2017 of a cash cost per payable zinc pound sold from $0.70 to $0.90, reflecting higher anticipated zinc recovery rates, less proportionate production of bulk concentrate in favour of zinc concentrate, and offset partially by a greater strip ratio.

Selected annual financial information

The following annual financial information for the years ended December 31, 2016, 2015, and 2014, were prepared in accordance with International Financial Reporting Standards (IFRS).

Fiscal years ended:

In US $000s (except per share data)	December 31, 2016	December 31, 2015	December 31, 2014
Revenues	$230,705	$356,872	$555,012
Operating income	80,482	92,713	295,337
Net income for the year	31,090	45,873	166,565

Net income attributable to Nevsun shareholders	$11,353	$22,794	$93,394
Earnings per share attributable to Nevsun shareholders – basic	0.04	0.11	0.47
Earnings per share attributable to Nevsun shareholders – diluted	0.04	0.11	0.47

Cash	$199,256	$434,340	$442,418
Working capital	$201,113	$462,142	$519,980
Total assets	$1,309,162	$1,004,120	$986,686
Total non-current liabilities	$104,664	$104,163	$91,102
Dividends declared, per share	$0.16	$0.16	$0.145

The following variances result when comparing operations for the year ended December 31, 2016, with the prior year (in US$000s, except per pound and per ounce data).

Revenues

The Company’s revenues for the year ended December 31, 2016, of $230,705 (2015 – $356,872) are comprised of zinc concentrate sales of $26,567 (2015 – $nil), zinc concentrate by-product sales of $1,358 (2015 – $nil), copper concentrate sales of $125,046 (2015 - $320,797), copper concentrate by-product sales of $19,934 (2015 - $61,891), and other revenue of $78,415 (2015 - $21,537), net of zinc concentrate treatment charges of $2,678 (2015 – $nil) and copper concentrate treatment and refining charges of $17,937 (2015 - $47,353). Other revenue consists of sales of 100,000 tonnes of high-grade precious metal DSO directly to buyers, net of pricing and quantity adjustments recognized on those sales. Revenues for the year ended December 31, 2016, included sales of 22.6 million payable pounds of zinc (2015 – nil) at an average realized price of $1.17 per pound (2015 – $nil) and 58.6 million payable pounds of copper (2015 – 138.5 million pounds) at an average realized price of $2.13 per pound (2015 - $2.32). Zinc concentrate revenue for the year ended December 31, 2016 includes $106 (2015 – $nil) of provisional and final pricing and physical quantity adjustments, while copper concentrate revenue for the year ended December 31, 2016, includes  positive adjustments of $601 (2015 – net of charges of $33,415).

Operating expenses

The Company recorded operating expenses for the year ended December 31, 2016, of $103,442 (2015 - $200,890).  The Company incurred $72,245 in operating expense related to the supergene copper phase, which ceased in June 2016, and $31,017 in operating expense related to zinc production subsequent to the declaration of commercial production on October 1, 2016. The Company also capitalized $41,205 in operating expenses directly attributable to the production of pre-commercial zinc concentrate. Included in operating expense for the year was a charge of $1,919 related to an obsolescence provision taken on materials and supplies inventory for slow-moving and obsolete items (2015 – $5,373 related to a provision for slow-moving and obsolete inventory, as well as adjustments to freight cost estimates), and a charge of $2,130 (2015 – $2,686) related to an obsolescence provision taken against ore stockpiles whose book value exceeded net realizable value.

Royalties

The Company incurs a 3.5% royalty on the sale of base metals and a 5% precious metals royalty on the sale of gold and silver. For the year ended December 31, 2016, royalty expenses of $11,454 (2015 - $18,176) were recorded. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point.

Depreciation and depletion

During the year ended December 31, 2016, depreciation and depletion of $35,327 (2015 - $45,093) was recorded. The decrease in depreciation is the result of $12,845 of depreciation having been capitalized as part of the pre-commercial production phase of the zinc expansion plant. Prior to capitalization, year-over-year depreciation is similar as a result of depreciation being mostly calculated on the basis of ore tonnes mined.

Loss in equity investment

As Nevsun held a significant influence in Reservoir from April 25, 2016 to June 22, 2016, the Company accounted for its interest in Reservoir during this time using the equity method. The total loss incurred by Reservoir during this equity-accounted period approximated $9,845, of which Nevsun’s interest was $1,862. The significant increase in Reservoir’s general and administration expenses during this period versus its prior quarters were due to costs related to the transaction with Nevsun. Transactions costs of $8,155, consisting of investment banking fees from two separate advisors, legal fees, and other costs, were expensed by Reservoir prior to its acquisition by Nevsun.

Administrative

Administrative costs comprising head office costs including salaries and employee benefits, share-based payments, business development and other general administrative expenses for the year ended December 31, 2016, were $19,213, up from $13,595 in the year ended December 31, 2015.  Salaries and employment benefits, including share-based payments and long-term incentive compensation, increased from $8,490 for the year ended December 31, 2015 to $13,815 for the year ended December 31, 2016. The increase is predominantly the result of an increase in long-term incentives, which is tied to the value of the Company’s share price. The increase in long-term incentive in 2016 is driven by two factors – an improved share price and a third tranche of long-term incentives being issued in accordance with the Company’s compensation strategy. Other administrative expenses increased from $3,375 during the year ended December 31, 2015, to $4,877 during the year ended December 31, 2016, largely as a result of additional recruiting expenses related to the recently appointed new directors and the recently announced CEO search. Business development costs decreased from $1,730 for the year ended December 31, 2015 to $521 for the year ended December 31, 2016. The decrease is the result of a reduction in business development activity during the second half of 2016 versus the prior year.

Finance costs

Finance costs for the year ended December 31, 2016 total $1,944 and are comprised entirely of accretion expense related to the Company's reclamation liability. Finance costs of $1,536 for the year ended December 31, 2015 were also comprised entirely of accretion expense.

Finance income

Finance income for the year ended December 31, 2015, totals $3,515 (2015 – $3,210) and is comprised primarily of interest accrued on amounts receivable from the non-controlling interest of $898 (2015 – $2,197), interest earned on cash and cash equivalent balances of $1,330 (2015 – $761) and interest earned on a loan to Reservoir during the equity-accounted investment period of $872 (2015 – $nil).

Income taxes

Income tax expense for the year ended December 31, 2016, of $29,888 (2015 - $34,919) was comprised of current income tax expense of $31,331 (2015 - $26,394), and deferred income tax recovery of $1,443 (2015 – expense of $8,525), both related to the BMSC mining operations.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. The financial results from Q1 2015 through Q2 2016 reflect periods in which the Bisha Mine was engaged in full commercial copper concentrate production through the processing of supergene ore. Starting at the end of Q2 2016, the commissioning phase of the zinc flotation plant began. Costs directly attributable to the production of zinc concentrate incurred during this phase, which is defined by the processing of primary ore, were capitalized until commercial production was declared and sales of commercially produced material commenced in Q4 2016.

In US $000s (except per share data)	2016 4th	2016 3rd	2016 2nd	2016 1st
Revenues	$36,187	$22,920	$79,165	$92,433
Operating income (loss)	(4,901)	17,542	34,907	32,934
Net income (loss) for the period	(8,457)	5,987	17,976	15,584

Net income (loss) attributable to Nevsun shareholders	(7,423)	1,663	9,612	7,501
Earnings (loss) per share attributable to Nevsun shareholders – basic	(0.05)	0.01	0.04	0.04
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.05)	0.01	0.04	0.04

In US $000s (except per share data)	2015 4th	2015 3rd	2015 2nd	2015 1st
Revenues	$65,444	$70,016	$104,240	$117,172
Operating income	5,822	5,693	38,617	42,581
Net income for the period	832	2,842	19,165	23,034

Net income (loss) attributable to Nevsun shareholders	(679)	1,448	9,447	12,578
Earnings (loss) per share attributable to Nevsun shareholders – basic	(0.01)	0.01	0.05	0.06
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.01)	0.01	0.05	0.06

The following variances result when comparing operations for the three months ended December 31, 2016, with the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q4 2016 revenues of $36,187 (Q4 2015 - $65,444) are comprised of zinc concentrate sales of $26,567 (2015 – $nil), zinc concentrate by-product sales of $1,358 (2015 – $nil), positive copper concentrate adjustments of $221 (Q4 2015 – downward adjustments of $7,249), copper concentrate sales of $nil (Q4 2015 – $52,698), negative copper concentrate by-product adjustments of $92 (Q4 2015 – by-product revenue of $7,456) and other revenue of $10,842 (Q4 2015 – $13,782), net of zinc concentrate treatment charges of $2,678 (2015 – $nil) and copper concentrate treatment and refining charges of $31 (Q4 2015 - $8,492). Revenues included sales of 22.6 million payable pounds of zinc (Q4 2015 – nil) at an average realized price per payable pound of $1.17 and no copper sales (Q4 2015 – 26.7 million payable pounds sold, average realized price of $1.98 per pound). Zinc concentrate sales include $106 (2015 – $nil) of provisional and final pricing adjustments.

Operating expenses

The Company recorded operating expenses of $31,017 in Q4 2016 (Q4 2015 - $44,483). The decrease from Q4 2015 is primarily the result of higher concentrate inventory at year-end in 2016 versus 2015 due to ocean vessel unavailability leading to one bulk con parcel scheduled for shipment in December 2016 being delayed into early January 2017, and from general cost containment and efficiency efforts made at the mine during late 2015 through the end of 2016. Included in operating expense for Q4 2016 was a charge of $1,919 related to an obsolescence provision taken on materials and supplies inventory for slow-moving and obsolete items (Q4 2015 – $nil), and a charge of $2,130 related to an obsolescence provision taken against ore stockpiles whose book value exceeded net realizable value (Q4 2015 – $2,686).

Royalties

The Company incurs a 3.5% royalty on the sale of base metals and a 5% precious metals royalty on the sale of gold and silver. In Q4 2016, royalty expenses of $1,940 (Q4 2015 - $4,374) were recorded. In Q4 2016, the Company incurred lower royalties as compared to Q4 2015 as a result of having incurred lower sales in the 2016 period as discussed above. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point.

Depreciation and depletion

In Q4 2016 depreciation and depletion of $8,131 (Q4 2015 - $10,765) was recorded. Depreciation is primarily calculated using the units-of-production method using ore tonnes mined. Depreciation was higher in Q4 2015 as compared to Q4 2016 as a result of higher ore tonnes mined in that period.

Administrative

Administrative costs in Q4 2016 were $5,900 up from $3,507 in Q4 2015. Salaries and employee benefits including share-based payments and long-term incentive compensation increased from $2,206 in Q4 2015 to $4,388 in Q4 2016. The increase is predominantly the result of an increase in long-term incentives, which is tied to the value of the Company’s share price. The increase in long-term incentive in 2016 is driven by two factors – an improved share price and a third tranche of long-term incentives being issued in accordance with the Company’s compensation strategy. Business development expenses were $215 for Q4 2016 as compared to $457 in Q4 2015, reflecting a decrease in activity subsequent to the Reservoir transaction. Other administrative costs increased from $844 in Q4 2015 to $1,297 in Q4 2016, largely as a result of additional recruiting expenses related to the recently appointed new directors and the recently announced CEO search.

Finance costs

Finance costs in Q4 2016 of $486 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $384 recorded during Q4 2015 also related only to accretion expense on the Company's reclamation liability.

Finance income

Finance income for Q4 2016, totals $465 (Q4 2015 – $973) and consists of $209 (Q4 2015 – $347) earned on cash and cash equivalent balances, and $257 (Q4 2015 – $277) related to other sources. In Q4 2015, $570 was recorded on amount due from non-controlling interest, with no comparable amount being recorded in Q4 2016.

Income taxes

Income tax recovery for Q4 2016 of $2,365 (Q4 2015 – expense of $2,072) is comprised of current income tax recovery of $2,000 (Q4 2015 – expense of $7,350), and deferred income tax recovery of $365 (Q4 2015 – recovery of $5,278), both related to the BMSC mining operations.

Reconciliation of realized metal prices

	Zinc		Copper
In U.S. $000s (except pounds of payable metals and per payable pound data)	2016	2015	2016	2015
Total concentrate sales	$26,567	$-	$125,046	$320,797
Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	(106)	-	(601)	33,415
Concentrate sales, before pricing adjustments	$26,461	$-	$124,445	$354,212
Pounds of payable metal sold (millions)(1)	22.6	-	58.6	138.5
Realized price per payable pound sold, before pricing adjustments	$1.17	$-	$2.12	$2.56
Provisional and final pricing and quantity adjustments per payable pound sold	$0.00	$-	$0.01	$(0.24)
Realized price per payable pound sold	$1.17	$-	$2.13	$2.32
LME average price per pound(2)(3)	$1.14	$-	$2.15	$2.48

	Zinc		Copper
In U.S. $000s (except pounds of payable copper and per payable pound data)	Q4 2016	Q4 2015	Q4 2016	Q4 2015
Total concentrate sales	$26,567	$-	$-	$52,698
Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	(106)	-	-	7,249
Concentrate sales, before pricing adjustments	$26,461	$-	$-	$59,947
Pounds of payable metal sold (millions)(1)	22.6	-	-	26.7
Realized price per payable pound sold, before pricing adjustments	$1.17	$-	$-	$2.25
Provisional and final pricing and quantity adjustments per payable pound sold	$0.00	$-	$-	$(0.27)
Realized price per payable pound sold	$1.17	$-	$-	$1.98
LME average price per pound	$1.14	$-	$-	$2.20
(1)	Of the 56.4 million pounds (25,600 tonnes) of payable zinc in concentrate sold in 2016, 22.6 million pounds (10,200 tonnes) consisted of commercial-stage zinc production, all of which took place in Q4 2016. The above tables exclude pre-commercial production material sold.
(2)	The LME average price per copper pound for 2016 is presented only on a nine-month basis through September 30, 2016 as the Company sold copper in copper concentrate for the first three quarters of 2016 only.
(3)	The LME average price per zinc pound for 2016 is presented only on a three-month basis through December 31, 2016 as the Company sold zinc in zinc concentrate during Q4 2016 only.

Liquidity and capital resources

The Company’s cash and cash equivalents at December 31, 2016, were $199,256 (December 31, 2015 – $434,340). Working capital, including cash and cash equivalents, was approximately $201,113.

During the year ended December 31, 2016, cash generated from operating activities before income taxes paid was $71,134, compared to $142,095 in the prior year. The Company paid $26,626 in income taxes for the year ended December 31, 2016 (2015 - $21,790).

The Company used $247,393 in investing activities in the year ended December 31, 2016 (2015 – $84,365), comprised predominantly of $205,064 (2015 – $nil) used to fund the acquisition of Reservoir, net of cash acquired on the completion of the transaction. The Company also spent $42,915 on mineral properties, plant and equipment in the year ended December 31, 2016 (2015 - $85,439), comprised of $13,240 on the zinc expansion project (2015 – $48,202), $6,886 on sustaining capital (2015 – $25,859), $1,321 (2015 – $4,691) on mineral properties and $9,322 (2015 – $6,687) on exploration and evaluation at Bisha, and $12,146 on exploration and evaluation at the Timok Project and smaller projects in Serbia and Macedonia. These expenditures were net of increases in non-cash working capital of $8,813 (2015 – $1,074). The Company also incurred $42,540 of pre-commercial production zinc phase costs (2015 – $nil), offset by $34,313 (2015 – $nil) in pre-commercial production sales receipts.

The Company used $32,199 in its financing activities in 2016, compared to $44,018 in the prior year. During the year ended December 31, 2016, the Company paid dividends to Nevsun shareholders of $34,407 (2015 - $31,954), and distributed $16,000 to the non-controlling interest (2015 – $19,000). The Company also received $17,500 (2015 – $6,500) in repayments of amounts due from the non-controlling interest.

Commitments and contractual obligations

As of December 31, 2016, the Company had the following contractual obligations:

In U.S. $000s	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Purchase commitments and contractual obligations	$64,107	$64,107	$-	$-	$-
Mine closure and reclamation	59,076	298	-	-	58,778
Minimum operating lease payments	2,306	2,306	-	-	-
Total contractual obligations	$125,489	$66,711	$-	$-	$58,778

The Company also has an environmental bond to cover remediation liabilities for Bisha in the amount of $30,000 at a cost of 1% per annum.

The above table includes the Company’s estimated obligation for mine closure and reclamation following completion of mining activities at the Bisha Mine and is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by Management with input from a third party specialist. The undiscounted amount of the estimated obligation for reclamation and closure of the operations, adjusted for estimated inflation of 3%, is approximately $59,076. While the Company has recorded the fair value for the mine closure and reclamation obligation using a pre-tax discount rate of 5.01%, the amounts reflected in the above table represent the undiscounted amounts estimated at the time of payment. Ongoing reclamation costs incurred as part of normal mining operations are expensed as incurred.

Off-balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingency

Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a numbers of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no significant contingent liabilities have been recorded in these consolidated financial statements.

Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the transaction described in note 6 to the Company’s consolidated financial statements (the “Transaction”).

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70), the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

No provision has been recorded in the Company’s consolidated financial statements as the outcome of this claim is not determinable.

Outstanding share data

As of February 22, 2017, the Company had 301,869,593 shares and 9,176,433 options issued and outstanding.

Financial instruments and risk management

The following describes the use of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks:

Market risk

Price risk

The Company is, or will be, subject to price risk from fluctuations in market prices of zinc, copper, gold and silver. With respect to metals in concentrate, there is a time lag between the time of initial payment on shipment and final settlement pricing, and changes in the price of zinc, copper, gold and silver during this period impact the Company’s revenues and working capital position. The Company’s policy is not to hedge base metal concentrate sales. Accordingly, as at December 31, 2016, and as of the date of this MD&A, the Company has not entered into any hedge contracts or other financial arrangements to minimize its commodity price risk.

Sales of zinc and copper concentrates are recognized on a provisional pricing basis when risks and rewards transfer and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the related receivables will vary as the price for the underlying commodity varies in the metal markets. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as a change in revenue at each balance sheet date and at final settlement.

Fuel price risk

Fuel consumption comprises a significant portion of the Company’s operating expenses and the Company is therefore subject to fuel price risk on fluctuations of the market price of diesel. Based on an estimated 40 million litres of diesel fuel used annually, a $0.10 change in the price per litre of fuel would have a $4.0 million impact on earnings.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. The Company’s functional currency is the United States dollar, and while metals sales are in U.S. dollars, certain of the Company’s costs will be incurred in other currencies, namely the Eritrean nakfa, Canadian and Australian dollars, Euro, South African rand, and Serbian and Macedonian dinars. Additionally, the Company also holds cash and cash equivalents that are denominated in currencies that are subject to currency risk. Accounts receivable and other current and non-current assets not denominated in US dollars relate to goods and services taxes, income taxes and value-added taxes.

The Eritrean nakfa is directly tied to the US dollar. At December 31, 2016, net financial assets (liabilities) denominated in Canadian dollars are $(8,221), South African rand are $(156), Australian dollars are $(87), Euros are $(133), Serbian dinars are $(3,628) and Macedonian dinars are $174. A 10% strengthening of the U.S. dollar against these currencies at December 31, 2016, with all other variables held constant, would have resulted in an estimated gain on the Canadian dollar denominated net financial liabilities of $822, an estimated gain on South African rand denominated net financial liabilities of $16, an estimated gain on the Australian dollar denominated net financial liabilities of $9, an estimated gain on the Euro denominated net financial liabilities of $13, an estimated gain on the Serbian dinar denominated net financial liabilities of $363 and an estimated loss on the Macedonian dinar denominated net financial assets of $17. As a result, management does not consider currency risk to be significant.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, trade receivables, advances to vendors, loan receivable and due from non-controlling interest. In order to manage credit risk, the Company maintains its cash and cash equivalent deposits in chequing and demand deposit accounts with well-regarded financial institutions with high credit ratings. The quality of these institutions provides management with a high level of confidence that its counterparties will not fail to meet their obligations. Additionally, a high percentage of the funds are maintained in accounts outside of Africa.

As at December 31, 2016, the Company’s credit risk related to the recovery of trade accounts receivable, including receivables of $3,338 related to concentrate and DSO sales due from three customers.

Zinc and copper concentrate sales are subject to credit risk on trade receivables resulting from the sale of metals in concentrate. The Company tries to limit credit risk exposure on sales of concentrate by selling its product to large, international purchasers with high credit ratings, and requiring purchasers to issue letters of credit with high credit quality financial institutions to support such purchases. Additionally, the Company maintains separate and sufficient insurance and requires the transporters of its concentrates to carry sufficient insurance to prevent loss during transportation.

The Company does not consider credit risk associated with the recovery of value added taxes (VAT) and other receivables, which at December 31, 2016, totaled $1,562, to be a significant risk.

The Company is also subject to credit risk related to due from non-controlling interest, which at December 31, 2016, was $5,000. Due from non-controlling interest is collected from ENAMCO with collection terms determined by cash flow from the Bisha Mine with a guarantee from the State of Eritrea. Management expects that cash flow will be sufficient to allow collection in full from the non-controlling interest and, as a result, credit risk on exposure on due from non-controlling interest is not considered to be a significant risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. This approach includes a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure.

In the opinion of management, the working capital at December 31, 2016, of $201,113, together with future cash flows from operations, is sufficient to support the Company’s operations and expansion plans.

Fair value versus carrying amounts

The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Use of judgements and estimates in applying critical accounting policies

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's annual consolidated financial statements, respectively.

Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainty, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Achievement of commercial production

Costs incurred to construct and develop mineral properties, plant and equipment, including directly attributable costs of testing, are capitalized until the assets are brought into the location and condition necessary to be capable of operating in the manner intended by management. Net proceeds from the sale of metals produced during this period are offset against costs capitalized. Depletion of capitalized costs for mineral properties and related plant and equipment begins when operating levels intended by management have been reached. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Bisha Mine reached the operating levels intended by management with regards to copper production from supergene ore on December 1, 2013, and zinc production from primary ore on October 1, 2016.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. Potential indicators of impairment must be evaluated in conjunction with many factors, including current and forecast economic conditions, internal projections and other factors which may indicate whether there is an indicator of impairment present, and accordingly, whether impairment testing is required. Management has determined that there were no indicators of impairment as at December 31, 2016.

Reservoir transaction as an acquisition of an asset

The Company has determined that the acquisition of Reservoir constitutes the acquisition of an asset, rather than the combination of businesses. This decision required management to make certain qualitative considerations with respect to whether or not the acquired company is capable in its acquired state of producing economic outputs. Management concluded that this was not the case.

Fair value of assets and liabilities acquired in the Reservoir transaction

Management relied upon multiple sources of information in order to allocate value to the assets and liabilities acquired as part of the transaction with Reservoir. The information was considered in the context of management’s intentions with the various properties acquired in order to allocate value accordingly.

Significant influence over Reservoir

On April 25, 2016, the Company announced that it had subscribed to a private placement with Reservoir for a 19.99% ownership stake. The Company exercised judgement in determining that it held significant influence over Reservoir, which allowed for the Company to account for the investment using the equity method. The Company maintained this accounting treatment until Nevsun acquired the remaining outstanding shares of Reservoir on June 23, 2016.

Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain.  Actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on the Company’s consolidated financial statements.  Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserve and resource estimates including life of mine plan

The Company estimates its ore reserves and mineral resources based on information compiled by experts. Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

An updated Mineral Resource and Mineral Reserve estimate and associated technical report on the Bisha Property and a pre-feasibility study on the Timok Project are expected to be completed in June 2017 and September 2017, respectively.  These studies may or may not contain material scientific and technical information that differs from that contained in the current technical reports on the Bisha property and the Timok Project, respectively. As a result, readers are cautioned that the Company’s current estimates of its ore reserves and mineral resources may change.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted based on recoverable metal and ore reserve tonnes. Changes to estimates of recoverable metal, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts, can result in a change to future depletion rates and impairment analysis.

Estimated mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Fair value of embedded derivative

The value of trade receivables from the sale of concentrate and direct shipping ore is measured using quoted forward market prices as at the balance sheet date that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the concentrate or ore.  Fluctuations in the underlying market prices of copper, zinc, gold and silver, metal content and concentrate weight can cause significant changes to the ultimate final settlement value of the receivables and the final revenue recorded can vary significantly as a result.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Forecasted income from operations is based on life of mine projections internally developed and reviewed by management.

Importance is given to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Share-based payments

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

Disclosure controls and procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining the Company’s disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted is recorded, processed, summarized and reported, within the appropriate time periods and is communicated to senior management, including the Chief Executive Officer and Chief Financial Officer on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that as of December 31, 2016, the Company’s disclosure controls and procedures were effective.

Internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Changes in internal control over financial reporting

Other than internal controls adopted or implemented as part of the Reservoir acquisition, there have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting changes and recent accounting pronouncements

In January 2016, the IASB announced its new leasing standard, IFRS 16. The new standard will eliminate the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. The new standard will, instead, present a single on-balance sheet accounting model that is similar to current finance lease accounting. The new standard will take effect for fiscal years starting on or after January 1, 2019. The Company expects the new standard to result in some leases that are currently accounted for under the operating lease method being added to the balance sheet. Such adjustments, however, are not yet quantifiable as the Company’s assets under lease may be different at the time of standard implementation.

In May 2014, the IASB issued the final revenue standard, IFRS 15 - Revenue From Contracts With Customers, which will replace IAS 18 - Revenue, among other standards that do not currently affect the Company. The new standard becomes effective for fiscal years beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Company does not expect the standard to have a material impact on the financial statements.

In July 2014, the IASB published IFRS 9 – Financial Instruments: Recognition and Measurement, which replaces IAS 39, the existing guidance of the same name. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 9.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, and the Company intends to adopt the new standard for the annual period beginning on that date. The Company does not expect the standard to have a material impact on the financial statements.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President, Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration statements of this MD&A and approved its dissemination.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses this performance measure extensively in internal decision making processes, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties, depreciation, and depletion are excluded from the calculation of C1 cash cost per payable pound sold. The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.

By-product credits are an important factor in determining the C1 cash costs per pound. The Company produces by-product metals, gold and silver, incidentally to zinc and copper production activities, and in some instances copper metal as a by-product where the principal product is zinc metal in concentrate. Gold and silver are considered to be by-products as they represent less than 20% of revenues from concentrate sales during 2016 and 2015, and in instances where copper is considered to be a by-product, it represents less than 10% of revenue recognized on the related sale. The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products. The C1 cash cost per payable pound is calculated by dividing the total costs, net of the by-product credits, by payable pounds of metal sold. The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Zinc				Copper
		2016		2015		2016		2015
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound	Total	per pound	Total	per pound
Pounds of payable metal sold (millions)		22.6				58.6		138.5
Operating expenses and selling costs	$31,017	$1.37	$-	$-	$72,425	$1.24	$200,890	$1.45
Add:
Concentrate treatment and refining charges	2,678	0.12	-	-	17,937	0.31	47,353	0.34
Less:
Concentrate by-product credits	(1,358)	(0.06)	-	-	(19,934)	(0.34)	(61,891)	(0.45)
Selling costs not related to concentrate sales	(4,419)	(0.19)	-	-	(9,746)	(0.17)	(4,834)	(0.03)
Provisions recorded not related to commercial zinc phase	(4,049)	(0.18)	-	-	-	-	-	-
Total C1 cash cost	$23,869	$1.06	$-	$-	$60,682	$1.04	$181,518	$.31

	Zinc				Copper
		Q4 2016		Q4 2015		Q4 2016		Q4 2015
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		22.6		-		-		26.7
Operating expenses and selling costs	$31,017	$1.37	$-	$-	$-	$-	$44,483	$1.66
Add:
Concentrate treatment and refining charges	2,678	0.12	-	-	-	-	8,492	0.32
Less:
Concentrate by-product credits	(1,358)	(0.06)	-	-	-	-	(7,456)	(0.28)
Selling costs not related to concentrate sales	(4,419)	(0.19)	-	-	-	-	(2,963)	(0.11)
Provisions recorded not related to commercial zinc phase	(4,049)	(0.18)	-	-	-	-	-	-
Total C1 cash cost	$23,869	$1.06	$-	$-	$-	$-	$42,556	$1.59

Additional information and risk factors

Additional information relating to the Company, including risk factors, is discussed in the Company’s 2016 Annual Information Form and other filings available on the Company’s website at www.nevsun.com and on SEDAR at www.sedar.com. The Company’s 2016 Annual Information Form was filed on February 23, 2016.

Forward looking statements

This Management’s Discussion and Analysis contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and zinc production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures including land acquisition and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “hopes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016 and the Company’s and Reservoir Minerals Inc.’s Management Information Circulars dated May 18, 2016 with respect to the proposed arrangement between Reservoir and Nevsun, which are incorporated herein by reference.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of reserves and resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws. Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System.  The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Consequently, mineral resource and mineral reserve information contained in this MD&A is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.

This MD&A uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.